Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 30, 2013

Relating to Preliminary Prospectus dated October 21, 2013

Registration Statement No. 333-191465

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated October 21, 2013 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-191465) relating to these securities. The Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1411688/000104746913009782/a2217025zs-1a.htm. The following information supplements and updates, where applicable, the information contained in the Preliminary Prospectus.

Estimated initial public offering price per share	$17.00 – $18.00 per share. This represents an increase from the price range of $14.00 to $16.00 indicated in the Preliminary Prospectus.

Common stock offered by us	12,500,000 shares.

Underwriters’ option to purchase additional shares of common stock from us	1,875,000 shares.

Common stock to be outstanding after this offering

45,983,179 shares (or 47,858,179 shares if the underwriters exercise their option to purchase additional shares in full), assuming the shares are offered at $17.50 per share (the midpoint of the new estimated price range) with, as discussed below, a corresponding stock split ratio of 5.7:1.

Prior to the closing of this offering, our existing common stock will be subject to a stock split calculated based upon the public offering price per share of our common stock. The number of shares being offered hereby to the public will remain fixed regardless of the stock split calculation. However, the total number of shares outstanding after the offering, the stock split ratio and the relative percentage ownership of the investors in this offering and our existing stockholders will depend on the public offering price per share of our common stock.

The table below sets forth the stock split ratios for our outstanding common stock at the indicated initial public offering price per share:

	Assumed initial public offering price per share	$17.00	$17.50	$18.00	$19.00	$20.00	$21.00
	Stock split ratio for our outstanding common stock	5.9:1	5.7:1	5.9:1	8.7:1	11.2:1	13.5:1

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting the underwriting discount and estimated offering expenses, will be approximately $200.0 million (or approximately $230.6 million if the underwriters exercise their option to purchase additional shares in full), assuming the shares are offered at $17.50 per share (the midpoint of the new estimated price range).

We intend to use the net proceeds that we receive from this offering as follows:

•                  (i) first, to make a distribution to all 140 holders of our 12% Senior Cumulative Preferred Stock (including LGP and 130 of our current and former employees), which will reduce the liquidation preference of such shares until such liquidation preference is reduced to $1,000.00 per share and (ii) second, to pay the remainder as a distribution to all 140 holders of our 12% Junior Cumulative Preferred Stock (including LGP and 130 of our current and former employees), which will reduce the liquidation preference of such shares; and

•                  if the underwriters exercise their option to purchase additional shares, we intend to use the net proceeds that we receive to repay a portion of the outstanding borrowings under the Senior Secured Term Loan Facility (as such term is defined under “Description of Indebtedness”).

The exchange	See attached Annex I

Capitalization	See attached Annex II

Dilution	See attached Annex III

Principal stockholders	See attached Annex IV

Description of capital stock—Registration rights	See attached Annex V

The issuer has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Copies of the preliminary prospectus relating to the offering may be obtained from the offices of: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by calling toll-free at 1-866-803-9204; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (888) 603-5847 or by e-mail at Barclaysprospectus@broadridge.com; or Credit Suisse Securities (USA) LLC, One Madison Avenue, New York, NY 10014, Attention: Prospectus Department, or by telephone at 1-800-221-1037.

ANNEX I

The exchange

As of October 1, 2013, on an as adjusted basis to give effect to the reduction resulting from the Distribution, the liquidation preference per share of our outstanding senior preferred stock would have been $1,000.00 and the liquidation preference per share of our outstanding junior preferred stock would have been $1,710.43.

The table below sets forth the number of shares of our common stock that would be outstanding immediately after the Exchange and giving effect to this offering and the relative percentage ownership of the investors in this offering and our existing stockholders, assuming (i) the initial public offering prices for our common stock shown below, (ii) the liquidation preference per share as of October 1, 2013 after giving effect to the payment of the Distribution and (iii) the consummation of the stock split prior to the closing of this offering:

Assumed initial public offering price per share	$17.00	$17.50	$18.00	$19.00	$20.00	$21.00
Junior Preferred Stock Exchange Price	$18.39	$18.12	$18.00	$19.00	$20.00	$21.00
Shares of our common stock issued in the Exchange	31,012,799	30,637,184	30,120,614	27,921,832	25,942,928	24,152,491
Outstanding shares of our common stock as of October 1, 2013	498,049	498,049	498,049	498,049	498,049	498,049
Stock split ratio for our outstanding common stock	5.9:1	5.7:1	5.9:1	8.7:1	11.2:1	13.5:1
Outstanding shares of our common stock as of October 1, 2013, after giving effect to the stock split	2,929,701	2,845,995	2,928,761	4,328,431	5,588,135	6,727,866
Shares of our common stock issued in this offering	12,500,000	12,500,000	12,500,000	12,500,000	12,500,000	12,500,000
Outstanding shares of our common stock, after giving effect to the Exchange, the stock split and this offering	46,442,500	45,983,179	45,549,375	44,750,263	44,031,063	43,380,357
Pro forma percentage ownership of the investors in this offering	26.9%	27.2%	27.4%	27.9%	28.4%	28.8%
Pro forma percentage ownership of the existing stockholders	73.1%	72.8%	72.6%	72.1%	71.6%	71.2%

ANNEX II

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of August 31, 2013, as follows:

•                  on an actual basis;

•                  on an as adjusted basis to reflect only (1) the cancellation of shares of preferred stock and common stock held in treasury, (2) the Distribution, (3) the Exchange, and (4) an assumed stock split of 5.7:1 of our existing common stock, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the new estimated price range) and assuming the offering had been completed on October 1, 2013; and

•                  on an as further adjusted basis to give further effect to our issuance and sale of 12,500,000 shares of common stock in this offering at an assumed initial public offering price of $17.50 per share (the midpoint of the new estimated price range) after deducting the underwriting discounts and estimated offering expenses payable by us.

	Actual	As adjusted(1)	As further adjusted(2)
(in thousands, except share and per share data)	As of August 31, 2013
Cash and cash equivalents	$12,744	$12,744	$12,744
Debt:
Revolving Credit Facility(3)	$—	$—	$—
Senior Secured Term Loan Facility	361,344	361,344	361,344
Elfa Term Loan Facility	3,769	3,769	3,769
Elfa Revolving Credit Facility(4)	21,215	21,215	21,215
Mortgage and other loans	5,864	5,864	5,864
Total Debt	$392,192	$392,192	$392,192
Stockholders’ equity:
Senior preferred stock, par value $0.01 per share; 250,000 shares authorized, 202,480 shares issued and 202,182 outstanding, actual; and no shares authorized, issued or outstanding, as adjusted and as further adjusted(5)	$2	$—	$—
Junior preferred stock, par value $0.01 per share; 250,000 shares authorized, 202,480 shares issued and 202,182 outstanding, actual; and no shares authorized, issued or outstanding, as adjusted and as further adjusted(5)	2	—	—
Common stock, par value $0.01 per share; 600,000 shares authorized, 500,356 shares issued and 498,049 outstanding, actual; 250,000,000 shares authorized, 33,483,179 shares issued and outstanding, as adjusted; and 250,000,000 shares authorized and 45,983,179 shares issued and outstanding as further adjusted	5	335	460
Additional paid-in capital(5)	455,484	586,117	785,976
Accumulated other comprehensive loss	(569)	(569)	(569)
Retained deficit	(314,518)	(646,301)	(646,301)
Treasury stock, 2,903 shares, actual; and no shares, as adjusted and as further adjusted	(840)	—	—
Total stockholders’ equity	$139,566	$(60,418)	$139,566
Total capitalization	$531,758	$331,774	$531,758

(1)                                 We have calculated the number of shares of common stock to be issued pursuant to the Exchange using the liquidation preference of the shares of our preferred stock as of October 1, 2013, after giving effect to the payment of the Distribution. Accordingly, such amounts do not take into account shares of our common stock to be issued in the Exchange in satisfaction of the liquidation preference of our preferred stock accrued on or after October 1, 2013 and to, but excluding, the closing date of this offering. Such liquidation preference will accrue at a rate of $249,327.17 per day in the aggregate (which, assuming the shares are offered at $17.50 per share (the midpoint of the new estimated price range), would be exchanged in the Exchange for approximately 13,972 shares of our common stock per day). Such accrual of the liquidation preference compounds on a quarterly basis, and as a result, the rate of accrual will increase on the first day of the next calendar quarter.

Because the number of shares of common stock for which a share of our preferred stock will be exchanged will be determined by reference to the initial public offering price in this offering, a change in the assumed initial public offering price would have an impact on the number of shares of common stock exchanged for shares of our preferred stock pursuant to the Exchange upon the closing of this offering and the relative percentage ownership of the investors in this offering and our existing stockholders.

If the initial public offering price is equal to $17.50 per share, the midpoint of the new estimated price range, our preferred stock would be exchanged for an aggregate of 30,637,184 shares of our common stock upon the closing of this offering, assuming that the closing occurs on October 1, 2013. The table below sets forth the number of shares of our common stock that would be issued in the Exchange, assuming the initial public offering prices for our common stock shown below:

Assumed initial public offering price per share	$17.00	$17.50	$18.00	$19.00	$20.00	$21.00
Shares of our common stock issued in the Exchange	31,012,799	30,637,184	30,120,614	27,921,832	25,942,928	24,152,491

(2)                                 A change in the assumed initial public offering price of $17.50  per share, which is the midpoint of the new estimated price range, would change the as further adjusted amount of each of additional paid-in capital, total stockholders’ equity and total capitalization as set forth in the following chart, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

Assumed initial public offering price per share	$17.00	$17.50	$18.00	$19.00	$20.00	$21.00
Additional paid-in capital	771,210	785,976	797,828	797,836	797,845	797,851
Retained deficit	(631,540)	(646,301)	(658,149)	(658,149)	(658,149)	(658,149)
Total stockholders’ equity	139,566	139,566	139,566	139,566	139,566	139,566
Total capitalization	531,758	531,758	531,758	531,758	531,758	531,758

The table above does not include:

•                  233,640 shares of common stock issuable upon exercise of stock options outstanding as of October 1, 2013 at a weighted-average exercise price of $17.50 per share, giving effect to an assumed stock split of 5.7:1, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the new estimated price range);

•                  3,607,441 shares of common stock reserved as of the closing date of this offering for future issuance under our 2013 Equity Plan, giving effect to an assumed stock split of 5.7:1, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the new estimated price range); and

•                  the shares of common stock to be issued in the Exchange in satisfaction of the accrued liquidation preference on our preferred stock after October 1, 2013 (see note 1 above).

(3)                                 The Revolving Credit Facility provides for borrowings of up to $75.0 million.

(4)                                 The Elfa Revolving Credit Facility provides for borrowings of up to SEK 175,000,000 (approximately $26.4 million as of August 31, 2013).

(5)                                 Additional paid-in capital does not include the accrued liquidation preference of the senior preferred stock and junior preferred stock, which as of August 31, 2013 was approximately $323.8 million and approximately $418.2 million, respectively.

ANNEX III

Dilution

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book deficit per share of our common stock after this offering. Our pro forma net tangible book value as of August 31, 2013 was $(303.7) million, or $(9.07) per share of our common stock, giving effect to an assumed stock split of 5.7:1, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the new estimated price range). Pro forma net tangible book deficit per share represents our total tangible assets reduced by the amount of our total liabilities after the net proceeds from the offering is used to pay the Distribution, divided by the total number of shares of our common stock outstanding after giving effect to the exchange of all outstanding shares of our preferred stock upon the closing of this offering (but without giving effect to the increase per share attributable to this offering).

After giving effect to the sale of 12,500,000 shares of common stock that we are offering at an assumed initial public offering price of $17.50 per share, which is the midpoint of the new estimated price range, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book deficit as of August 31, 2013 would have been approximately $(303.7) million, or approximately $(6.60) per share. This amount represents an immediate increase in net tangible book deficit of $2.47 per share to our existing stockholders and an immediate dilution in net tangible book deficit of approximately $24.10 per share to new investors purchasing shares of common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book deficit per share after this offering from the amount of cash that a new investor paid for a share of common stock. Because the number of shares of common stock into which a share of our preferred stock is convertible and the stock split ratio will be determined by reference to the initial public offering price in this offering, a change in the assumed initial public offering price would also have a corresponding impact on our pro forma net tangible book deficit per share of common stock. The following table illustrates this dilution:

Assumed initial public offering price per share	$17.00	$17.50	$18.00	$19.00	$20.00	$21.00
Pro forma net tangible book deficit per share as of August 31, 2013	(8.95)	(9.07)	(9.19)	(9.42)	(9.63)	(9.83)
Increase per share attributable to this offering	2.40	2.47	2.51	2.63	2.73	2.83
Pro forma as adjusted net tangible book deficit per share after this offering	$(6.55)	$(6.60)	$(6.68)	$(6.79)	$(6.90)	$(7.00)
Dilution per share to new investors	$23.55	$24.10	$24.68	$25.79	$26.90	$28.00

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book deficit after the offering would be $(5.71) per share, the increase in net tangible book deficit per share to existing stockholders would be $3.36 and the dilution in net tangible book deficit per share to new investors would be $23.21 per share, in each case assuming an initial public offering price of $17.50 per share, which is the midpoint of the new estimated price range, with a corresponding stock split ratio of 5.7:1.

The following table summarizes, as of August 31, 2013, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid, net of distributions received with respect to the preferred shares (including the Distribution). The calculation below is based on an assumed initial public offering price of $17.50 per share, which is the midpoint of the new estimated price range, with a corresponding stock split ratio of 5.7:1, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Number	Percent	Amount	Percent	Average price
	Shares purchased		Total consideration		per share
Existing stockholders	33,483,179	72.8%	$165,012,032	43.0%	$4.93
New investors	12,500,000	27.2%	$218,750,000	57.0%	$17.50
Total	45,983,179	100%	$383,762,032	100%	$8.35

The foregoing tables and calculations are based on the number of shares of our common stock and our preferred stock outstanding as of October 1, 2013 after giving effect to the exchange of all outstanding shares of our preferred stock upon the closing of this offering determined by reference to the midpoint of the new estimated price range, the corresponding stock split ratio, and the payment of the Distribution to holders of our preferred stock, and exclude:

•                  233,640 shares of common stock issuable upon exercise of stock options outstanding as of October 1, 2013 at a weighted-average exercise price of $17.50 per share, giving effect to an assumed stock split of 5.7:1, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the new estimated price range);

•                  3,607,441 shares of common stock reserved as of the closing date of this offering for future issuance under our 2013 Equity Plan, giving effect to an assumed stock split of 5.7:1, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the new estimated price range), including:

•                  stock options to be granted to our directors and certain of our employees in connection with this offering as described in “Management—Director compensation” and “Executive compensation—Offering grants to employees under the 2013 Equity Plan,”

•                  the shares of common stock to be issued in the Exchange in satisfaction of the accrued liquidation preference on our preferred stock on and after October 1, 2013; and

•                  1,875,000 shares of common stock issuable upon exercise of the underwriters’ option to purchase additional shares of our common stock from us.

We have calculated the number of shares of common stock to be issued pursuant to the Exchange using an assumed offering date of October 1, 2013 for purposes of calculating the liquidation preference of the shares of our preferred stock, and the application of the net proceeds to us. Accordingly, such amounts do not take into account shares of common stock to be issued in the Exchange in satisfaction of the accrued liquidation preference on our preferred stock on and after October 1, 2013 and to, but excluding, the closing date of this offering. Such dividends accrue at a rate of $249,327.17 per day in the aggregate (which would be exchanged in the Exchange for approximately 13,972 shares of our common stock per day, assuming the shares are offered at $17.50 per share (the midpoint of the new estimated price range)). Such accrual of the liquidation preference compounds on a quarterly basis, and as a result, the rate of accrual will increase on the first day of the next calendar quarter. For more information, please see “Use of proceeds” and “The exchange” elsewhere in this free writing prospectus.

To the extent any of our outstanding options are exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of October 1, 2013, the pro forma as adjusted net tangible book deficit per share after this offering would be $(6.48), and the dilution in net tangible book deficit per share to new investors would be $23.98, in each case assuming the shares are offered at $17.50 per share (the midpoint of the new estimated price range).

If the underwriters exercise their option to purchase additional shares in full (and assuming exercise of all of our outstanding options):

•                  the percentage of shares of common stock held by existing stockholders will decrease to approximately 70.1% of the total number of shares of our common stock outstanding after this offering; and

•                  the number of shares held by new investors will increase to 14,375,000, or approximately 29.9% of the total number of shares of our common stock outstanding after this offering,

in each case assuming the shares are offered at $17.50 per share (the midpoint of the new estimated price range).

ANNEX IV

Principal stockholders

The following table sets forth information, as of October 1, 2013 regarding the beneficial ownership of our common stock immediately prior to the Exchange and after giving effect to the Distribution and the Exchange and this offering, by:

•                  each person known by us to beneficially own more than 5% of our common stock;

•                  each of our directors;

•                  each of our named executive officers; and

•                  all of our executive officers and directors as a group.

Each stockholder’s percentage ownership before the Distribution and the Exchange is based on 202,182 shares of our senior preferred stock, 202,182 shares of our junior preferred stock, and 2,845,995 shares of our common stock, respectively, outstanding as of October 1, 2013, after giving effect to an assumed stock split of 5.7:1, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the new estimated price range). Each stockholder’s percentage ownership after this offering is based on 45,983,179 shares of our common stock outstanding immediately after the completion of this offering, after giving effect to the Distribution and the Exchange and an assumed stock split of 5.7:1, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the new estimated price range) and assuming the offering had been completed on October 1, 2013. The number of shares being offered hereby to the public will remain fixed regardless of the stock split calculation and the Exchange. However, the total number of shares outstanding after this offering, the stock split ratio and the relative percentage ownership of the investors in this offering and our existing stockholders will depend on the public offering price per share of our common stock. See “The exchange.”

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of October 1, 2013 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of all listed stockholders is c/o The Container Store Group, Inc., 500 Freeport Parkway, Coppell, TX 75019. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Name of beneficial	Shares of senior preferred stock beneficially owned prior to the exchange		Shares of junior preferred stock beneficially owned prior to the exchange		Shares of common stock beneficially owned prior to the exchange		Shares of common stock beneficially owned after the offering
owner	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage
5% Stockholders
Green Equity Investors V, L.P. Green Equity Investors Side V, L.P. and TCS Co-Invest, LLC(1)	169,911	84.0%	169,911	84.0%	1,724,437	60.6%	27,471,547	59.7%
Green Equity Investors V, L.P. Green Equity Investors Side V, L.P. and TCS Co-Invest, LLC(1), and William A. “Kip” Tindell, III, Sharon Tindell and Melissa Reiff, as a group(2)	185,733	91.9%	185,733	91.9%	2,495,675	87.7%	30,640,256	66.6%
Named Executive Officers and Directors
William A. “Kip” Tindell, III(2)	7,253	3.6%	7,253	3.6%	350,176	12.3%	1,449,180	3.2%
Sharon Tindell(2)	7,444	3.7%	7,444	3.7%	359,397	12.6%	1,487,343	3.2%
Melissa Reiff(2)	1,125	*	1,125	*	61,664	2.2%	232,185	*
Jodi Taylor	70	*	70	*	6,994	*	17,602	*
Per von Mentzer	35	*	35	*	4,000	*	9,304	*
Jonathan D. Sokoloff(1)(3)	169,911	84.0%	169,911	84.0%	1,724,437	60.6%	27,471,547	59.7%
Timothy J. Flynn(1)(3)	169,911	84.0%	169,911	84.0%	1,724,437	60.6%	27,471,547	59.7%
J. Kristofer Galashan(1)(3)	169,911	84.0%	169,911	84.0%	1,724,437	60.6%	27,471,547	59.7%
Danny Meyer(4)	—	—	—	—	—	—	—	—
Walter Robb(4)	—	—	—	—	—	—	—	—
Rajendra “Raj” Sisodia(4)	—	—	—	—	—	—	—	—
Robert E. Jordan(4)	—	—	—	—	—	—	—	—
All executive officers and directors as a group (thirteen persons)	185,838	91.9%	185,838	91.9%	2,506,669	88.1%	30,667,161	66.7%

*                                           Represents beneficial ownership of less than 1%.

(1)                                     Voting and investment power with respect to the shares of our common stock held by Green Equity Investors V, L.P. and Green Equity Investors Side V, L.P. (collectively, the “Green Funds”) and TCS Co-Invest, LLC (“TCS Co”) may be deemed to be shared by certain affiliated entities. GEI Capital V, LLC (“GEIC”), is the general partner of the Green Funds. Green V Holdings, LLC (“Holdings”) is a limited partner of the Green Funds. LGP is the management company of the Green Funds, the Manager of TCS Co and an affiliate of GEIC and Holdings. LGP Management, Inc. (“LGPM”) is the general partner of LGP.

Each of the Green Funds, Holdings, LGP, LGPM and TCS Co disclaims such shared beneficial ownership of our common stock, except to the extent of its pecuniary interest therein. Each of Jonathan D. Sokoloff, Timothy J. Flynn and J. Kristofer Galashan may also be deemed to share voting and investment power with respect to such shares due to their respective positions with LGPM, and each of them disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Each of Messrs. John G. Danhakl, Peter J. Nolan, Jonathan D. Sokoloff, Jonathan A. Seiffer, John M. Baumer, Timothy J. Flynn, James D. Halper, Todd M. Purdy, Michael S. Solomon, and W. Christian McCollum either directly (whether through ownership interest or position) or indirectly through one or more intermediaries, may be deemed to control LGP. As such, Messrs. Danhakl, Nolan, Sokoloff, Seiffer, Baumer, Flynn, Halper, Purdy, Solomon, and McCollum may be deemed to have shared voting and investment power with respect to all shares beneficially owned by TCS Co. These individuals each disclaim beneficial ownership of the securities held by TCS Co except to the extent of his pecuniary interest therein. Each of the foregoing individual’s address is c/o Leonard Green & Partners, L.P., 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(2)                                     As discussed in “Certain relationships and related party transactions—Voting agreement,” we understand that, substantially concurrently with the closing of this offering, the Green Funds and TCS Co, on the one hand, and Kip Tindell, Sharon Tindell and Melissa Reiff, on the other, intend to enter into a voting agreement pursuant to which the Green Funds and TCS Co will agree to vote their shares of our common stock in favor of the election of Mr. Tindell, Ms. Tindell and Ms. Reiff to our board of directors upon their nomination by the nominating and corporate governance committee of our board of directors and Mr. Tindell, Ms. Tindell and Ms. Reiff will agree to vote their shares of our common stock in favor of the election of the directors affiliated with LGP upon their nomination by the nominating and corporate governance committee of our board of directors.

(3)                                     As described in “Management—Director compensation,” we anticipate that Messrs. Sokoloff, Flynn and Galashan will each be granted immediately vested stock options with a Black-Scholes value of $100,000 in connection with this offering.

(4)                                     As described in “Management—Director compensation,” we anticipate that Messrs. Meyer, Robb, Sisodia and Jordan will each be granted immediately vested stock options with a Black-Scholes value of $200,000 in connection with this offering.

ANNEX V

Description of capital stock—Registration rights

Upon the closing of this offering, the holders of 33,483,179 shares of our common stock, giving effect to an assumed stock split of 5.7:1, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid point of the new estimated price range), or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock up agreement.